# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zapata Computing Holdings Inc., CIK 0001843714
CUSIP: G26735103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6 Liberty Square, #2488, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001563786
Persons authorized to receive notices and communications: Constantine Christakis, Esq., Nason Yeager Gerson Harris & Fumero P.A., 3001 PGA Blvd Ste 305, Palm Beach Gardens, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Clark Golestani (CIK 0001563786): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 36,479,125; shared voting power 0; sole dispositive power 36,479,125; shared dispositive power 0; aggregate amount beneficially owned 36,479,125 (22.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Zapata Computing Holdings Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2488, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing: Clark Golestani
Residence or business address: 6 Liberty Square, #2488, Boston, MA 02109
Present principal occupation or employment: Mr. Golestani is a director of Zapata Computing Holdings Inc
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 13, 2025, the Reporting Person received 32,500,000 restricted shares of the Issuer's common stock, vesting in equal monthly installments over a two-year period.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns (i) 32,500,000 restricted shares of the Issuer's common stock, vesting in equal monthly installments over a two-year period, (ii) 126,288 additional shares of the Issuer's common stock, (iii) 34,279 shares of common stock underlying stock options exercisable until February 4, 2031, with an exercise price of $2.02 per share; (iv) 68,558 shares of common stock underlying stock options exercisable until July 31, 2033, with an exercise price of $3.80 per share; (v) 2,500,000 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $100,000 with a conversion price of $0.04 per share and (vi) 1,250,000 shares of common stock issuable upon exercise of a five-year warrant to purchase shares of common stock with an exercise price of $0.04 per share. The above number of shares amounts to approximately 22.6% of the 157,911,506 outstanding shares of common stock as of August 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Clark Golestani: /s/ Clark Golestani, Clark Golestani, individually (08/21/2025)